Kenneth M. Siegel

Vice President & General Counsel

Cyan, Inc.

1383 N. McDowell Blvd., Suite 300

Petaluma, CA 94954

ken.siegel@cyaninc.com

May 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng
Jan Woo
Kathleen Collins
Laura Veator

Re:	Cyan, Inc.
Registration Statement on Form S-1
File No. 333-187732
Acceleration Request
Requested Date: May 8, 2013
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyan, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-187732) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling David Segre at (650) 320-4554.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Sincerely,

Cyan, Inc.

/s/ Kenneth M. Siegel

Kenneth M. Siegel

General Counsel

cc:	Mark A. Floyd, Cyan, Inc.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C